UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G/A


NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC.
Common Stock
63245Q105

Item 1.	a.	National American University Holdings, Inc.
		b.	5301 South Highway 16
			Suite 200
			Rapid City, SD  57701

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	63245Q105

Item 3.	Investment adviser registered under section 203 of the
Investment
		Advisers Act of 1940

Item 4.	a.	1,764,629
		b.	6.67%
		c.	1.	1,764,629
			2.	      0
			3.	1,764,629
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A